August 21, 2025

J.D. Finley
Chief Executive Officer
Palisade Bio, Inc.
1902 Wright Place, Suite 200
Carlsbad, CA 92008

        Re: Palisade Bio, Inc.
            Registration Statement on Form S-3
            Filed August 15, 2025
            File No. 333-289635
Dear J.D. Finley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    John E. Maciejewski